# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Live Oak Acquisition Corp. VI, CIK 0002115191
CUSIP: G5509W107
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4921 William Arnold Road, Memphis, Tennessee (TN), 38117
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133801

## Reporting persons
- Live Oak Sponsor VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
- Richard Hendrix: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: (1) See Item 4. These shares are the Issuer's Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination or earlier at the option of the holder and as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-298533). Live Oak Sponsor VI, LLC (the "Sponsor") is the record holder of the shares reported herein. Mr. Richard Hendrix is the sole managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by the Sponsor. Mr. Hendrix disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Excludes 4,600,000 Class A ordinary shares which may be purchased by exercising warrants held by the Sponsor that are not presently exercisable.
  
  (3) Based on 23,000,000 Class A ordinary shares and 5,750,000 Class B ordinary shares issued and outstanding as of the date of this filing.

## Item 1. Issuer
Name of issuer: Live Oak Acquisition Corp. VI
Address of issuer's principal executive offices: 4921 William Arnold Road, Memphis TN 38117

## Item 2. Person Filing
Name of person filing: Live Oak Sponsor VI, LLC and Richard Hendrix (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 4921 William Arnold Road, Memphis TN 38117
Citizenship:
Live Oak Sponsor VI, LLC is a limited liability company formed in Delaware.
Richard Hendrix is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 24, 2026, the Sponsor owns 5,750,000 of the Issuer's Class B ordinary shares. Richard Hendrix, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, is the managing member of Live Oak Sponsor VI, LLC and has voting and investment discretion with respect to the securities held of record by the Sponsor. As such, Mr. Hendrix may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Mr. Hendrix disclaims any beneficial ownership except to the extent of his pecuniary interest therein.
Percent of class:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The 5,750,000 Class B ordinary shares owned by the Reporting Persons constitute 20% of the total number of Class A ordinary shares issued and outstanding as of September 24, 2026 and assuming the conversion of all 5,750,000 Class B ordinary shares owned by the Sponsor. The Class B ordinary shares are automatically convertible into the Issuer's Class A ordinary share at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-298533). The percentage of the Class B ordinary shares held by the Reporting Persons is based on 23,000,000 Class A ordinary shares issued and outstanding as of September 24, 2026, as reported in the Issuer's Final Prospectus pursuant to Rule 424(b)(4) dated September 22, 2026 filed with the Securities and Exchange Commission on September 23, 2026 and assuming the conversion of all 5,750,000 Class B ordinary shares owned by the Sponsor.
Sole power to vote or to direct the vote:
Live Oak Sponsor VI, LLC: 5,750,000;
Richard Hendrix: 0
Shared power to vote or to direct the vote:
Live Oak Sponsor VI, LLC: 0;
Richard Hendrix: 5,750,000
Sole power to dispose or to direct the disposition:
Live Oak Sponsor VI, LLC: 5,750,000;
Richard Hendrix: 0
Shared power to dispose or to direct the disposition:
Live Oak Sponsor VI, LLC: 0;
Richard Hendrix: 5,750,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Live Oak Sponsor VI, LLC: /s/ Richard Hendrix, Richard Hendrix, as managing member of Live Oak Sponsor VI, LLC (09/25/2026)
- Richard Hendrix: /s/ Richard Hendrix, Richard Hendrix (09/25/2026)